Michele Keusch

(305) 579-0827

October 26, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0404

Attention: Joe Foti

Re:	Full House Resorts, Inc.

Registration Statement on Form SB-2

Amendment No. 1

Filed September 27, 2006

File No. 333-136341

Ladies and Gentlemen:

On behalf of our client, Full House Resorts, Inc., a Nevada corporation (the “Company” or “we”), transmitted herewith are the Company’s responses to the Staff’s comments set forth in a letter dated October 10, 2006 (the “Comment Letter”) to Andre M. Hilliou, Chief Executive Officer and Director of the Company. The Comment Letter relates to Amendment No. 1 to the Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on September 27, 2006 (the “SB-2”), and the Company’s responses to previous Staff comments set forth in a letter dated August 29, 2006. For ease of reference, we have reproduced comments set forth in the Comment Letter, as numbered, before each response below.

Risk Related to our Common Stock

Risk controlling stockholder has significant influence over management and has the power to elect a majority of our board, page 13

1.	We note your response to our prior comment 2. It would appear meaningful and useful to an investor to provide in the notes to your financial statements the nature of Mr. Paulson’s and your other executive officers’ significant control relationship with the company and suggest you enhance your financial statement foot note disclosure accordingly.

RESPONSE: Additional disclosure has been added on page F-7.

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October 26, 2006

Capitalization, page 20

2.	Your cash and cash equivalent amount under the “Actual” column for June 30, 2006 does not agree to your financial statements on page F-l7. Please revise accordingly.

RESPONSE: The amount on page 20 has been corrected.

Management’s Discussion and Analysis or Plan of Operations

Critical Accounting Estimates and Policies

Summary of long-term assets related to Indian casino projects, page 28

3.	We note your response to our prior comment 6, which states that “most changes in the status of the conditions listed on page 28, affect only the timing estimate and therefore the probability estimate typically does not have a material impact on the notes receivable valuation model and resultant value estimate.” This statement conflicts with your response to our prior comment 5 where you state that the “probability of project completion and miscellaneous industry and project specific risk are primarily considered in the selection of an appropriated discount rate, which is one of your significant assumptions in your valuation model. You also state in your disclosure on page 27 that the “note receivable portion of the advance is adjusted to its current estimated fair value at each balance sheet date using typical discount rates for prospective Indian casino operations, as affected by project-specific circumstance such as estimated probabilities affecting the expected opening date and changes in the status of regulatory approvals in determining the financial feasibility of a project.” Considering that the probability estimate affects your estimated casino opening date component of your notes receivable valuation model, we re-issue our prior comment in part. As previously requested, please include the casino opening probability rate applied to each notes receivable valuation model. Furthermore, please disclose how you assess factors used to evaluate project probability, how you weight positive and negative evidence, and how you determined that the evidence is objectively supportable. We may have further comment upon receipt of your response.

RESPONSE: We reconfirm from our response to prior comment 6 in the Staff’s letter dated August 29, 2006, that “most changes in the status of the conditions listed on page 28, affect only the timing estimate and therefore the probability estimate typically does not have a material impact on the notes receivable valuation model and resultant value estimate.”

Securities and Exchange Commission

October 26, 2006

However, to clarify the statement in our response to prior comment 5 in the Staff’s August 29, 2006, letter that Staff views as conflicting, we edited the statement as follows [in italics]: “the probability factor is not a material assumption in the valuation model since, in our view, it has been consistently very high for all periods presented from the inception of our involvement.” Continuing later in the same paragraph of our response to prior comment 5, we add [in italics]: “As a result, the impact of insignificant factors, such as changes in the probability of project completion and miscellaneous industry and project specific risks on our estimates are inherently and primarily considered collectively by making a relatively minor adjustment in the selection of an appropriate discount rate as more fully described on page 29.”

Similarly, the language that the Staff referenced on page 27 has now been edited to read as follows, with clarifying language in italics: “…the note receivable portion of the advance is adjusted to its current estimated fair value at each balance sheet date using typical market discount rates for prospective Indian casino operations, and expected repayment terms as may be affected by estimated future interest rates and opening dates, with the latter affected by changes in project-specific circumstances such as ongoing litigation, the status of regulatory approvals and other factors previously noted.”

In the second paragraph of the critical accounting estimate and policies portion of the MD&A relating to “Long-term assets related to Indian casino projects”, we have added the following clarifying language [in italics]: “When we enter into a service or lending arrangement, management has concluded based on feasibility analyses and legal reviews, that there is a high probability that the project will be completed and that the probable future economic benefit is sufficient to compensate us for our efforts in relation to the perceived financial risks.” High probability and probable in this context mean that we have concluded [based on the feasibility and legal reviews] that there is less than a remote chance that the project will not be completed. We further clarified our disclosure by adding, “In arriving at our initial conclusion of probability, we consider both positive and negative evidence. Positive evidence ordinarily consists not only of project-specific advancement or progress, but the advancement of similar projects in the same and other jurisdictions, while negative evidence ordinarily consists primarily of unexpected, unfavorable legal, regulatory or political developments such as adverse actions by legislators, regulators or courts. Such positive and negative evidence is reconsidered at least quarterly.”

4.	The “aggregate advances/face amount of the notes” of $8,987,119 disclosed on page 29 does not agree with the amount disclosed on page F-22. Please revise accordingly.

Securities and Exchange Commission

October 26, 2006

RESPONSE: The amount on page 29 has been corrected.

Results of operations of Stockman’s Casino

Six Months Ended June 30 2006 Compared to Six Months Ended June 30, 2005, page 36 and 37

Casino Revenue, page 36

5.	We note from your disclosure that you believe that the Player’s Club has contributed to the upward trend associated with your increase in revenue. Please revise your disclosure to quantify factors such as volume and price changes. Also we note from your depreciation and amortization discussion on page F-37 that you added slots machines and a Keno counter, please explain how these factors affected revenue for the respective period.

RESPONSE: Additional disclosure regarding the player’s club and the increase in gaming devices has been added on page 36.

Hotel Revenues, page 36

6.	Please add a discussion which quantify and describes the factor(s) which contributed to your decrease in hotel revenue for the six month ended June 30, 2006 as compared to the comparable six-month period in 2005.

RESPONSE: Disclosure regarding Hotel Revenues has been added on page 36.

Interest and Other Income, page 37

7.	We note from your disclosure that interest and other income decreased $25,205. This statement is inconsistent with what is presented in the Stockman’s statement of income on page F-26. It appears that interest and other income increased, not decreased by $25,205. In this regard, please revise accordingly and explain the nature of the offset to your interest expense increase of $29,000, which caused an increased of $25,205 in interest and other income.

RESPONSE: The description has been revised on page 37.

Realized Loss on Sale of Marketable Securities, page 37

8.	Please enhance your disclosure to explain the reason for the increase in loss on sale of marketable securities. Your disclosure should quantify the factors associated with the change.

Securities and Exchange Commission

October 26, 2006

RESPONSE: Additional disclosure has been provided on page 37.

Unrealized Holding Loss on Securities, page 37

9.	The $45,103 amount for the June 30, 2005 period does not agree to the Stockman’s statement of income and comprehensive income for the same period on page F-26. Please revise accordingly.

RESPONSE: This disclosure has been removed as the relevant information has been provided in the disclosure mentioned in our response to comment 8 above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Casino Revenues, page 37

10.	We note the reason for the increase in casino revenue was primarily due to the addition of the Oasis player tracking system encouraging guest loyalty. In this regard, quantify factors such as volume and price change, which was caused by your guest loyalty.

RESPONSE: Additional disclosure has been provided on page 37.

Index to Consolidated Financial Statements

Audited Financial Statements of Full House Resort, Inc.

Consolidated Statement of Income, page F-4 and F-18

11.

We note your response to our prior comment 10, but do not concur with your conclusion. The response in the Staff Accounting Bulletin (SAB Topic 1-B (3)) provides extended application of the treatment besides the question for this topic. If a planned distribution to owners (whether already reflected in the balance sheet or not, whether declared or not) is to be paid out of proceeds of the offering rather than from current year’s earnings, pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings) in addition to historical earnings per share. Accordingly, as previously requested, please revise your financial statements in accordance with the guidance in Topic l.B (3) of the Staff Accounting Bulletins and provide the per share data described above. You should also include a pro forma per share data footnote to the historical financial statements that describes this treatment, including the number of additional common shares (with the offering price per share) included in the pro forma weighted average number of shares that gives effect to this dividend payment. In

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October 26, 2006

addition, similar treatment should be provided for in the unaudited consolidated pro forma income statements for both the fiscal year and interim periods as furnished on pages F-35 and F-36. Please revise the historical and pro forma statements accordingly.

RESPONSE: Additional disclosure has been provided on pages F-4, F-17, F-35, F-36 and F-38.

Note 4 — Investment in Unconsolidated Joint Venture, page F-12

12.	We note your response to our prior comment 13. Based on the business nature of GED, “income from operations” would appear to be analogous to the gross profit disclosure as required by Item 310(b) (2) (iii) of Regulation S-B. Please revise to disclose GED’s income from operations for each period presented in your filing. If income from operations is equal to net income (i.e. GED has no non-operating income or expenses), state this fact in your disclosure.

RESPONSE: Additional disclosure clarifying that income from operation is the same as net income has been added on page F-12.

Note 5 — Notes Receivable, Tribal Governments, Page F-12

13.	Reference is made to your revised disclosure on page F-13 labeled “Changes in estimated fair value for prior years” in the December 31, 2004 notes receivable roll- forward schedule. Please tell us and disclose why prior year amounts affected the notes receivable balance during 2004 and provide the accounting literature, which supports this treatment or revise accordingly.

RESPONSE: The disclosure on page F-13 has been revised to clarify that the change in prior years relates to the prior period adjustment for the change in accounting methodology for advances to tribal governments. This treatment is supported by EITF Issue No. 96-12, Recognition of Interest Income and Balance Sheet Classification of Structured Notes, as described in note 2 on page F-8.

Unaudited Interim Condensed Consolidated Financial Statements of Full House Resort, Inc.

Unaudited Condensed Consolidated Balance Sheet, page F-17

14.

We note your response to our prior comment 17, but do not concur with your conclusion. If a planned distribution to owners (whether declared or not, whether to be paid from proceeds or not) is not reflected in the latest balance sheet but would be significant relative to reported equity, a pro forma

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balance reflecting the distribution accrual (but not giving effect to the offering proceeds) should be presented along side the historical balance sheet in the filing. This is an additional and separate disclosure from the pro forma information disclosure pursuant to Item 310(d)(ii) of Regulation S-B. Accordingly, as previously requested, please revise your financial statements to include along side the historical interim balance sheet the pro forma balance reflecting the $3 million stock distribution accrual (but not giving effect to the offering proceeds). In this regard, you should reflect the dividend payable and corresponding increase to the Accumulated Deficit account in Stockholders’ Equity. Please revise accordingly.

RESPONSE: Additional disclosure has been provided on page F-17.

Unaudited Condensed Consolidated Statement of Cash Flows, page F-20

15.	We note your response to our prior comment 18. were your state that as “set forth more fully in Rule 10-01(a)(4) of Regulation S-X, which states, among other things, that the statement of cash flows may be abbreviated starting with a single figure or net cash flows from operating activities” Rule 10-01(a)(4) of Regulation S-X, also requires that changes that exceed 10% of the average of funds provided by operations for the most recent three years be separately disclosed. Based on your balance sheet it appears that you have several significant changes, as such please expand your statement of cash flow to disclose these significant changes. Your disclosure should include, but not limited to, changes in other current assets, investment in unconsolidated joint venture, deposits and other assets, accrued expenses and income tax payable. These additional line items facilitate the usefulness of the interim financial statements including their comparability with the audited annual financial statements.

RESPONSE: As requested, a reconciliation of net income to net cash used in operating activities has been added in a note to the Company’s unaudited interim condensed consolidated financial statements (Note 6). In preparing the reconciliation, the Company noted an inconsistency in the treatment of a portion of the advances to the Michigan tribe in the interim financial statements. Specifically, the portion of the Michigan advances that are expensed was misclassified as a reconciling item between net income and net cash used in operating activities, rather than as a reduction of a component of investing activities (“Advances to tribal governments”), as was more appropriately done in the annual audited financial statements. The magnitude of the misclassifications in the previously filed 10-QSB for the six months ended June 30, 2006 and 2005, was $226,741 and $410,616, respectively.

Securities and Exchange Commission

October 26, 2006

After consultation with its auditors, the Company has concluded and the auditors have agreed that the amounts are not material in relation to the statement of cash flows taken as a whole, and therefore do not require separate disclosure as a material reclassification as suggested by AU 420.17. In addition, with respect to the period ended June 30, 2005, the Company believes that the immateriality of the misclassification is further supported by the improbability of continuing investor reliance on the prior year’s interim cash flow information for investment decision-making purposes. Accordingly, the Company believes that the misclassification does not warrant an amendment of the previously filed 10-QSB, and that the misclassification is effectively corrected through the filing of the SB-2. However, the Company wanted to bring this matter to the attention of the SEC Staff so that it is fully aware of the changes, and the rationale therefor, that have been made to the financial statements that are included as part of this amended registration statement.

Note 13 — Subsequent Events, page F-23

16.	We note your response to our prior comment 19, but do not believe you have fully addressed the comment. In this regard, as previously requested, please revise your subsequent event disclosure and your MD&A to provide a discussion of your accounting treatment and the annual and aggregate financial statement impact associated with the 300,000 restricted shares of common stock awarded to Mr. Iacocca in consideration for his consulting services.

RESPONSE: Additional disclosure has been provided on page 58 and page F-24.

Unaudited Pro Forma Condensed Consolidated Financial Information

Unaudited Consolidated Pro Forma Balance Sheet, page F-34

17.	Please remove the pro forma adjustments under the column “Stockman’s Acquisition” denoted with note “(6)”, “(7)”, “(8)”, and “(9)”. These pro forma adjustments assume that such transactions had taken place on January 1, 2005. We remind you that the pro forma balance sheet should reflect pro forma adjustments assuming that such transactions were consummated at the end of the most recent period presented. Please revise accordingly.

RESPONSE: The specified adjustments have been removed in the revised pro forma presentation on page F-35.

Securities and Exchange Commission

October 26, 2006

Unaudited Consolidated Pro Forma Income Statements, page F-35 and F-36

18.	We note your response to our prior comment 26, but do not concur with your conclusion. Analogous to Topic 1.B (3) of the Staff Accounting Bulletins (SAB). although these dividends were not paid through the stated use of proceeds with this offering, for purposes of this SAB, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent the dividend exceeded earnings during the previous twelve months. Based on the above we re-issue our previous comment. As disclosed in the acquired company’s (“Stockman’s”) Statement of Stockholders’ Equity, page F-27, in Stockman’s latest fiscal year and interim period, we note they paid aggregate dividends ($4,436,532) that exceed its aggregate net income ($3,254,096) by approximately $1,182,436 for this period. Although these dividends were not paid through the stated use of proceeds with this offering, the pro forma income statements that gives effect to the acquisition of Stockman should be accorded similar treatment as provided in the guidance for Topic 1.B(3) of the Staff Accounting Bulletins. In this regard, the pro forma data per share should also give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the approximate $1,182,436 of capital in excess of earnings withdrawn by the acquired company. The notes to the pro forma statements should disclose this treatment as well as the computation of the additional shares used in the denominator for computing the pro forma per share data. Please revise accordingly.

RESPONSE: Additional disclosure has been provided as described in our response to comment 11.

Notes to Unaudited Pro Forma Consolidated Financial Statements page F-37 and F-38

19.	We note your response to our prior comment 25. Please enhance note 10 by including disclosure that describes the nature of the $450,000 acquisition costs reflected in your unaudited pro forma balance sheet under the heading “Deposit and other assets” and your rational for determining that these acquisition costs are indefinite life assets not amortized and subjected to impairment review pursuant to SFAS No. 142. Also add a disclosure describing the nature of the $600,000 acquisition cost and your rational for classifying these costs as goodwill.

RESPONSE: Additional disclosure has been provided in note 10 on page F-40. The Company is not acquiring a gaming license as part of the Stockman’s transaction. Licenses are issued to the operators (i.e., owners and certain key management executives), not the property, and are not transferable from one

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October 26, 2006

operator to another. Gaming licenses in Nevada and many other regulatory jurisdictions grant the privilege or right to do business for an unlimited period of time, so long as there is compliance with the applicable rules and regulations (including the periodic payment of gaming fees and taxes). The initial costs of obtaining such licenses ordinarily include fees for professional services but consist primarily of the cost of reimbursing the regulator for its comprehensive investigations of the backgrounds of the proposed owners and key management executives. There are no license renewal costs, per se, in Nevada, only periodic fees and taxes, which are expensed when incurred. Therefore, license costs to be incurred in connection with the acquisition by the Company, as new owners, and any new key management executives, are capitalized (at cost) when the related costs are incurred and, accordingly, not amortized but, as indefinite life intangibles, subjected to impairment reviews pursuant to SFAS No. 142.

20.	We note your response to our prior comments 27 and 34. In this regard, please revise your note 2 to separately disclose the nature of each component that comprises the weighted-average number of common shares outstanding of 6,350,000 reflected in your “pro forma adjustments” column on page F-35 and F-36 and provide your basis for your accounting treatment related to the conversion of the 350,000 shares of preferred stock into common stock. Also as previously requested in our prior comment 34, please disclose the assumptions used in calculating the estimated proceeds from the equity offering of $20.7 million (i.e. number of stock and price per share).

RESPONSE: Additional disclosure has been provided in note 2 on page F-38.

21.	Reference is made to your response to our prior comment 31. It does not appear that you reflected the pro forma effects of depositing $750,000 in to a restricted escrow account as disclosed in your revised disclosure on page F-37 in your unaudited pro forma balance sheet. Please revise accordingly.

RESPONSE: At June 30, 2006, the $750,000 of deposits are reported as other non-current assets on the Company’s balance sheet, and are not reflected in a restricted escrow account because the cash has been deposited in the seller’s accounts and is no longer accessible by the Company. The reduction of the Company’s deposits account, as part of the acquisition transaction shown in the pro forma balance sheet, has been moved to properly reduce other long-term assets (Deposits and other assets). The Stockman’s acquisition deposits were classified as a long-term asset on the Company’s June balance sheet because they will be applied in connection with the acquisition of long-term assets (primarily Stockman’s property and equipment) in accordance with section B05.107 of the FASB Current Text.

Securities and Exchange Commission

October 26, 2006

22.	Reference is made to note 6. Please confirm that the property, plant and equipment transfer by Stockman’s sole shareholder immediately before the acquisition valued at $6,810,233 is included in your pro forma depreciation calculation. Based on your disclosure in note 5 on page F-37 and the historical property and equipment balances in the Stockman’s balance sheet as of June 30, 2006 on page F-25 and F-31, it appears that the assets transferred by Stockman’s sole shareholder as mentioned above is not included in the pro form depreciation calculation in note 6 on page F-38. Please advise or revise accordingly. Also explain to us why you have two different “Hotel” categories with different useful lives in note 6. Additionally, reconcile the “Land” fair market value adjustment of $861,270 to the estimated allocated fair value of $2,809,000 in note 5 We may have further comment upon receipt of your response.

RESPONSE: The property, plant and equipment transfer by Stockman’s sole shareholder immediately before the acquisition valued at $6,810,233 is included in the pro forma depreciation calculation in note 5 on page F-39 has been revised to clarify this point. The “Hotel” categories were the hotel building and FF&E-hotel was the assets inside the hotel. Note 6 on page F-39 has been revised to clarify the disclosure.

23.	Reference is made to note 7. Please disclose the maturity term of the $16 million debt financing. Also disclose your basis for establishing the amortization period of 15 years associated with the $320,000 loan fees.

RESPONSE: Additional disclosure has been provided on page F-39.

24.	Reference is made to your note 8. The amounts disclosed in note 8 do not agree to the amounts in your pro forma income statement on page F-35 and F-36. Also, we would expect these amounts to equal the amounts disclosed in note 4 to Stockman’s financial statements on page F-31. Please revise accordingly.

RESPONSE: Additional disclosure has been provided in note 8 on page F-39. The amounts do not equal the amounts in note 4 page F-32 because those amounts do not include the compensation expense to Stockman’s sole stockholder which is eliminated in the pro forma presentation.

* * * * *

Securities and Exchange Commission

October 26, 2006

Please call the undersigned with any questions or comments you may have regarding this letter. In addition, please send all written correspondence directly to the undersigned at Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717, with copies to Barth Aaron, the Company’s General Counsel, at 4670 S. Fort Apache Road, Suite 190, Las Vegas, Nevada 89147, telecopy (702) 221-8101.

Very truly yours,

/s/ MICHELE L. KEUSCH
Michele L. Keusch

cc:	Full House Resorts, Inc.

Piercy Bowler Taylor & Kern

Haskell Slaughter Young & Rediker, LLC

Sterne, Agee & Leach, Inc.

Paul Berkowitz, Esq.